SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2023 (Report No. 6)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are (i) Nano Dimension Ltd.’s (the “Registrant”) press release issued on January 30, 2023, titled “Murchinson Ltd. request for a special meeting of the shareholders does not fit legal requirements and was Rejected by Nano Dimension,” as Exhibit 99.1, and (ii) the Registrant’s press release issued on January 30, 2023, titled “Nano Dimension Adopts a Limited Duration Shareholder Rights Plan,” as Exhibit 99.2.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on January 30, 2023, titled “Murchinson Ltd. request for a special meeting of the shareholders does not fit legal requirements and was Rejected by Nano Dimension.”
99.2	Press release issued by Nano Dimension Ltd. on January 30, 2023, titled “Nano Dimension Adopts a Limited Duration Shareholder Rights Plan.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: January 30, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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